UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                           FORM 15


CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 12 AND
15 (d) OF THE SECURITIES ACT OF 1934


              Commission File Number:  0-11234


                       ALZA CORPORATION
   (Exact name of registrant as specified in its charter)

1900 Charleston Road, Mountain View, California 94043  (650) 564-5000
_____________________________________________________________________
(Address including zip code and telephone number, including area code, of registrant's principal executive offices)

Warrants, each to purchase one-eighth of one share of
Registrant's Common Stock, par value $0.01 per share, expiring 12/31/99
_______________________________________________________________________
(Title of each class of securities covered by this form)

Common Stock, Liquid Yield Option-trademark- Notes due 2014 (Zero
  Coupon-Subordinated),
Convertible Subordinated Debentures Due 2006
_______________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4 (a)(1)(i)    X    Rule 12h-3 (b)(1)(i)   X

       Rule 12g-4 (a)(1)(ii)        Rule 12h-3 (b)(1)(ii)

       Rule 12g-4 (a)(2)(i)         Rule 12h-3 (b)(2)(i)

       Rule 12g-4 (a)(2)(ii)        Rule 12h-3 (b)(2)(ii)

                                    Rule 15d - 6

Approximate number of holders of record as of the
certification or notice date:           0

Pursuant to the requirements of the Securities Exchange Act of 1934, ALZA Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 24, 2000          By:       /s/ Carol Gamble
                              Name:     Carol A. Gamble
                              Title:    Senior Vice President
                                        and Chief Corporate Counsel